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                           August 27, 2020

       W. Edward Nichols
       Chief Executive Officer
       Bio Lab Naturals, Inc.
       201 Columbine St.
       3rd Floor, Suite 11
       Denver, CO 80206

                                                        Re: Bio Lab Naturals,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 14,
2020
                                                            File No. 333-239640

       Dear Mr. Nichols:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1, filed August 14, 2020

       Risk Factors Related to our Business
       "COVID-19 Effects on the Economy may negatively . . ." , page 5

   1. We note your response to comment 9, but it is not completely responsive to our comment.
                                                        Please amend your risk
factor disclosure to describe the risks to your business,
                                                        specifically. In this
regard, we note your disclosure on page 23 that "COVID-19 has reduced [y]our
historical revenues by 100%. The bans on events and gatherings are very material to [y]our
sources and use of funds. [Yo]ur reduced cash flows from operations has materially impacted
[y]our growth aspirations." We also note your disclosure on page
                                                        26 that "the
continuation of COVID-19 prohibitions will continue to raise substantial
 W. Edward Nichols
Bio Lab Naturals, Inc.
August 27, 2020
Page 2
         doubt about [y]our ability to grow, maintain and expand [y]our business and generate revenues."
Item 11. Information with respect to the Registrant
a. Description of Business
Our Business
Summary, page 20

2. We note your response to comment 5, including your amended disclosure that you currently have a firm commitment for one event. Please briefly describe the terms of this commitment, including the amount of the commitment, contingencies or terms related to termination, etc. Please disclose, if applicable, whether stay at home orders related to
         COVID-19 could impact this future commitment.
Screens, page 20

3.       We note your response to comment 7 and your amended disclosure that
"Prime Time
         Live, Inc. offers three different screen sizes. The 30' x 18' mobile LED screen that is installed inside a 53 ft. trailer, a 15' x 8' and an 8' x 5' mobile LED screen that is towed by a mid-size SUV. [You] currently own one 30' x 18' screen that has a life time use of
         50,000 hours of which 2,500 hours have been used as well as one 8    x
5    mobile LED
         screen that is new with no hours." If Prime Time Live offers three different screen sizes, please clarify why you do not currently own the 15' x 8' screen, and whether you have any current plans to acquire this screen. If you currently own a 15' x 8' screen, please disclose the age of this screen and its life expectancy.
Item 15. Recent Sales of Unregistered Securities
Shares Issued in Private Placement Offering, page 50

4. We note your response to comment 14, and your amended disclosure on page 50. Please disclose the date of sale of the relevant securities, and clarify whether this private placement is ongoing. See item 701 of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-38

5. We note that the format and components of the audit opinion provided do not appear to conform to the requirements outlined within paragraphs 8 to 10 and 18 of PCAOB
       Auditing Standard 3101. Please explain why or request a revised audit opinion from your independent registered public accounting firm and revise your filing to include such
FirstName LastNameW. Edward Nichols
       conforming audit opinion. This comment also applies to the audit opinion of Prime Time
Comapany    NameBio
       Mobile        Lab Naturals,
               Video Event  Screens,Inc.
                                     LLC for the periods ending October 11,
2019, December 31,
August2018,  and Page
        27, 2020 December
                      2     31, 2017 on pages F-49 and F-58.
FirstName LastName
 W. Edward Nichols
FirstName LastNameW.
Bio Lab Naturals, Inc. Edward Nichols
Comapany
August 27, NameBio
           2020      Lab Naturals, Inc.
August
Page 3 27, 2020 Page 3
FirstName LastName
Prime Time Live, Inc.
Financial Statements
Balance Sheet, page F-39

6. Please explain why financial statements of Prime Time Live, Inc. are presented as of December 31, 2019 since the entity, including its assets, were sold as of this date.
General

7. We note your response to comment 18, and your amended disclosure on page iii that
         "[yo]ur security holders may sell their securities on the OTC Pink at a fixed price as shown, unless and until [you] achieve OTCQB listing and maintain such listing after which time [y]our selling shareholders may sell at market prices or at any price in privately negotiated transactions." Please amend your disclosure to clarify the fixed price at which you will sell your shares, unless and until you are quoted on the OTCQB.

        You may contact Scott Stringer at (202) 551-3272 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-
3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Michael A. Littman